SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4982

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hausser + Taylor LLC

Beachwood, Ohio

June 21, 2004

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2003 AND 2002

(Dollars in Thousands)

	2003	2002
ASSETS
Investments (Notes 1, 6 & 8)	$1,823,867	$1,502,032
Accrued interest and dividends	3	2,000
Other	—	1,489

Total assets	1,823,870	1,505,521

LIABILITIES
Notes payable (Note 5)	64,767	80,938
Other	1,940	4,319

Total liabilities	66,707	85,257

Net Assets Available for Benefits	$1,757,163	$1,420,264

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in Thousands)

	2003	2002
ADDITIONS
Participant contributions (Notes 1, 2 & 4)	$79,558	$85,443
Employer contributions (Notes 1, 2 & 4)	31,969	30,842
Interest income	17,176	24,675
Dividend income	12,731	11,611
Transfers from other plans (Note 12)	—	19,288
Net appreciation in the fair value of investments (Notes 1 & 6)	308,522	—

Total additions	449,956	171,859

DEDUCTIONS
Distributions to participants	107,458	91,786
Net depreciation in the fair value of investments (Notes 1 & 6)	—	90,492
Interest expense	4,436	5,331
Trustee fees and expenses	1,163	2,016

Total deductions	113,057	189,625

Net increase / (decrease) in Assets Available for Benefits	336,899	(17,766)
Net Assets Available - Beginning of year	1,420,264	1,438,030

Net Assets Available - End of year	$1,757,163	$1,420,264

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation

The investments in Parker-Hannifin Corporation (the Company) common shares, the Balanced Fund, the Equity Fund, the PIMCO Total Return Fund, the ING Small Company Fund, the Capital Guardian International Equity Fund, the Vanguard Institutional Index Fund, the Washington Mutual Investors Fund, the Janus Fund, the John Hancock Technology Fund and the Fidelity Money Market fund are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Contributions

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit distributions are recorded when paid.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U. S. domestic regular and part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended and restated effective January 1, 1999 to reflect certain operational and administrative changes and to comply with tax legislative changes.

Cash

At times, the Plan maintains at a financial institution cash which exceeds federally insured amounts which may significantly differ from balance sheet amounts due to outstanding checks.

Contributions and Transfers

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker Hannifin Common Stock Fund - Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	PIMCO Total Return Fund - Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(c)	Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

(d)	Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 8 for a further description of this fund.

(e)	Balanced Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

(f)	ING Small Company Fund - Invested primarily in common stocks and securities convertible into common stocks of companies with smaller market capitalization who outperform the market over time.

(g)	Capital Guardian International Equity Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

(h)	Washington Mutual Investors Fund – Invested primarily in common stocks of U.S. companies.

(i)	Janus Fund – Invested primarily in common stocks of larger, more established companies that are expected to have greater than average earnings growth.

(j)	John Hancock Technology Fund – Invested primarily in U.S. and foreign technology companies whose stocks appear to be trading below their true value.

(k)	Vanguard Institutional Index Fund - Invested in stocks which comprise the S&P 500 Index.

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, an amount equal to 50% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company match contributions are invested in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before- and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 ½ if the participant’s interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants election.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

4.	PLAN AMENDMENT

Participation in the 401(k)

During calendar 2003, Parker Hannifin Santa Fe Springs Money Purchase Pension Plan and the Acroloop Motion Control Systems, Inc. 401(k) Profit Sharing Plan were merged into the Plan. During calendar 2002, the plan was amended to allow union employees at Green Camp, Ohio; Youngstown, Ohio; Hicksville, Ohio; and Minneapolis, Minnesota (Gresen) to participate.

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 30% of their total compensation for a Plan year and may change such percentage upon request. Such contributions can be made on a before tax basis only.

5.	NOTES PAYABLE

Notes payable at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Amortizing Notes, 6.34% due 2008	$60,277	$71,708
Senior Notes, 7.08% due 2009	4,490	9,230

	$64,767	$80,938

The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semi-annually through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

The 7.08% Senior Notes were transferred to the ESOP Fund on December 31, 2001 as part of the merger of the Commercial Intertech Employee Stock Ownership Plan. The 7.08% Senior Notes are guaranteed by the Company and call for payment of interest semi-annually on June 30th and December 31st and the payment of principal annually on December 31st . Company contributions and cash dividends received on unallocated shares were used to repay the loan plus interest. The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participants’ accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations.

In February 2004, the Plan paid the remaining balance due on the 7.08% Senior Notes. Principal amounts of the 6.34% Amortizing Notes due for the five years ending December 31, 2004 through 2008 are $11,596, $11,792 $12,022, $12,285 and $12,582, respectively.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

6.	INVESTMENTS

The Plan investments at fair value (determined by quoted market price) at December 31, :

	2003	2002
Cash and cash equivalents Money Market Fund	$22	$26,744
Common Shares
Company Stock Fund	130,044	113,843
ESOP Fund – Allocated *	563,968	426,704
ESOP Fund – Unallocated *	100,543	102,213
Investment Contracts – estimated	298,890	261,017
Other Investments
ING Small Company Fund	76,686	51,657
Capital Guardian International Equity Fund	37,829	25,841
Balanced Fund	99,241	85,285
Equity Fund	168,209	133,994
Janus Fund	36,512	25,451
John Hancock Technology Fund	28,110	12,086
PIMCO Total Return Fund	97,675	98,422
Vanguard Institutional Index Fund	112,189	81,038
Washington Mutual Investors Fund	21,689	8,274

	678,140	522,048
Participant Loans – estimated	52,260	49,463

Total Assets Held for Investment	$1,823,867	$1,502,032

*	Non-participant directed investments

The plan’s investments appreciated (depreciated) in value during calendar 2003 and 2002 as follows:

	2003	2002
Company Stock Fund	$26,344	$4,923
ESOP Fund – Allocated	137,088	9,754
ESOP Fund – Unallocated	19,059	(14,401)
Bank Common / Collective Trusts	61,753	(51,507)
Mutual Funds	64,278	(39,261)

	$308,522	$(90,492)

7.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

	2003	2002
Net Assets:
ESOP Fund – Allocated	$563,797	$428,207
ESOP Fund – Unallocated	34,009	19,699

	$597,806	$447,906

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

7.	NONPARTICIPANT-DIRECTED INVESTMENTS (cont’d)

	Year ended December 31, 2003		Year ended December 31, 2002
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:
Contributions	$30,456	$1,086	$45,852	$28,924
Transfers (from) other plan funds	(15,817)	(1,523)	(33,160)	(26,374)
Interest income	25	66	10	45
Dividend income	7,197	1,682	6,457	1,582
Net appreciation (depreciation)	137,088	19,059	15,590	(7,111)
Benefits paid to participants	(23,163)	(1,624)	(20,696)
Interest expense		(4,436)		(5,331)
Disbursements in kind / Fees	(196)		(6,397)

	$135,590	$14,310	$7,656	$(8,265)

8.	CONTRACT INCOME FUND

Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

	2003	2002
Contract Value of Assets	$298,822	$284,846
Fair Value of Assets	$307,347	$297,004
Average Yield of Assets	4.75%	5.39%
Return on assets for the 12 months ended December 31	4.98%	5.61%
Duration	3.22 Years	2.85 Years

The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

The Contract Income Fund contains synthetic GICs which are benefit-responsive and have an associated book-value “wrap” contract. The wrap contract amortizes gains and losses over the duration of the portfolio’s average life and assures that book-value, benefit-responsive payments can be made for participant withdrawals. The synthetic GICs (which exceeded 5% of the Plan’s net assets) included in the above amounts at December 31, 2003 and 2002 had a book value of $221,219 and $200,372, while the fair value was $227,438 and $209,399, respectively.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

9.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 2, 2002, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

11.	PARTY-IN-INTEREST

Certain plan investments are units of participation in money market funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

12.	TRANSFERS FROM OTHER PLANS

During calendar year 2002, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
2002
Mark IV Savings and Retirement Plan	01/24/02	$48,633
Industrial Profile Systems, Inc. 401(k) Plan	05/02/02	1,499
Adjustment for prior year transfers		(30,844)

Total transfers during 2002		$19,288

The adjustment for prior year transfers represents the difference in the asset values between the date of transfer and the value of the assets when actually received by the Plan in 2002.

13.	TRUSTEE / RECORDKEEPER

Effective February 25, 2003, the trustee for the Plan was changed to Fidelity Management Trust Company and the recordkeeper was changed to Fidelity Investments Institutional Operations Co., Inc.

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2003

EIN 34-0451060

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Retirement Money Market Fund	Cash and cash equivalents	**	$13
*	Fidelity Retirement Money Market Fund	Cash and cash equivalents	**	9
*	Parker Hannifin Corporation	Common Stock Fund	**	130,044
*	ESOP - Allocated	Common Stock Fund	$223,129	563,968
*	ESOP - Unallocated	Common Stock Fund	59,509	100,543
	ING	ING Small Company Fund	**	76,686
	American	Washington Mutual Investors Fund	**	21,689
	Janus	Janus Fund	**	36,512
	John Hancock	John Hancock Technology Fund	**	28,110
	Capital Guardian	Capital Guardian Inernational Equity Fund	**	37,829
	Vanguard	Vanguard Institutional Index Fund	**	112,189
	PIMCO	PIMCO Total Return Fund	**	97,675
	Victory Capital	Balanced Fund	**	99,241
	Victory Capital	Equity Fund	**	168,209
	Standish Mellon	Contract Income Fund	**	298,890
*	Participant Loans	Participant loans - 5.00% - 10.50%		52,260

	Total Assets Held for Investment		$282,638	$1,823,867

*	Denotes party-in-Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included on this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation, Plan Administrator

	BY:	/s/ Timothy K. Pistell
Timothy K. Pistell Vice President-Finance and Administration and Chief Financial Officer Parker-Hannifin Corporation, Plan Administrator

June 24, 2004